Exhibit 99.1

SPECIAL MEETING OF SHAREHOLDERS TO BE HELD

ON JANUARY 26, 2016

NOTICE OF SPECIAL MEETING

AND

MANAGEMENT PROXY CIRCULAR

December 11, 2015

DragonWave Inc. 600-411 Legget Drive, Kanata, On K2K 3C9 Tel (613) 599-9991 Fax (613) 599-4225 www.dragonwaveinc.com

December 11, 2015

Dear Shareholder:

On behalf of the Board of Directors and management, we invite our shareholders to attend a special meeting (the “Meeting”) of DragonWave Inc. (“DragonWave” or the “Corporation”). The Meeting will be held as follows:

Date:	Tuesday, January 26, 2016
Time:	10:00 am (Eastern Standard Time)
Place:	The Marshes Golf Club, 320 Terry Fox Drive, Ottawa, Ontario

At the Meeting, you will be asked to consider and vote on: (a) a special resolution authorizing the filing of Articles of Amendment to consolidate the issued and outstanding common shares of the Corporation; and (b) such further and other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. The enclosed Management Proxy Circular (the “Circular”) provides a description of the proposed business of the Meeting to assist you in considering the matters to be voted upon.

Because of the importance of the matters to be considered at the Meeting, your shares should be represented whether or not you are personally able to attend. If you are unable to attend the Meeting in person, you are encouraged to complete and return the enclosed form of proxy or voting instruction form. Please note that you can revoke your proxy expressly or by executing a later proxy or by voting in person at the Meeting, all as set out in the Circular.

Letter of Transmittal

If you are a registered shareholder of DragonWave, you will find enclosed a letter of transmittal (“Letter of Transmittal”) on yellow paper to be used only in the event that the proposed special resolution is approved by shareholders and the share consolidation is implemented by the Board of Directors.  The Letter of Transmittal contains complete instructions on how to exchange the share certificate(s) or DRS Advice, as applicable, representing your pre-consolidation common shares and receive a share certificate or DRS Advice, as applicable, representing your post-consolidation common shares. You do not need to complete or return the Letter of Transmittal unless and until the share consolidation has been made effective. If implemented, the share consolidation will be publicly announced. Additional copies of the Letter of Transmittal may be obtained by contacting Computershare Investor Services Inc. at 1-800-564-6253 or by e-mail to corporateactions@computershare.com. Non-registered shareholders should follow the instructions of their broker or other intermediary.

We look forward to seeing you at the Meeting.

Claude Haw	Peter Allen
Chair, Board of Directors	Director, President and Chief Executive Officer

DragonWave Inc. 600-411 Legget Drive, Kanata, On K2K 3C9 Tel (613) 599-9991 Fax (613) 599-4225 www.dragonwaveinc.com

DRAGONWAVE INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting of shareholders (the “Meeting”) of DragonWave Inc. (“DragonWave” or the “Corporation”) will be held at The Marshes Golf Club, 320 Terry Fox Drive, Ottawa, Ontario, Canada on Tuesday, January 26, 2016 at 10:00 a.m. (EST), for the following purposes:

1.                                      to consider, and if deemed advisable, to adopt, with or without variation, a special resolution (the full text of which is set out in Schedule “A” to the accompanying management proxy circular (the “Circular”)) authorizing and approving the filing of Articles of Amendment to consolidate the issued and outstanding common shares of the Corporation on the basis set out in the Circular; and

2.                                      to transact such other business as may properly be brought before the Meeting.

The Board of Directors has fixed the close of business on December 11, 2015 as the “record date” for determining the Corporation’s shareholders entitled to notice of and to vote at the Meeting. The Board of Directors has fixed 10:00 a.m. (EDT) on January 22, 2016, or 48 hours (excluding Saturdays, Sundays, and holidays) before the reconvening of the Meeting following an adjournment or the date of any postponed Meeting, as the time before which proxies to be used or acted upon at the Meeting, or any adjournment or postponement thereof, shall be deposited with the Corporation’s registrar and transfer agent, unless otherwise determined by the Chair of the Meeting in the Chair’s sole discretion.

Management of the Corporation is soliciting the enclosed form of proxy. The specific details of the foregoing matters to be put before the Meeting are set forth in the Circular. The Circular is deemed to be incorporated by reference in and to form part of this notice.

By Order of the Board of Directors

Claude Haw
Chair, Board of Directors of DragonWave Inc.
December 11, 2015

DragonWave Inc.

Management Proxy Circular

December 11, 2015

DRAGONWAVE INC.

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular (this “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of DRAGONWAVE INC. (“DragonWave”, “we”, “us”, “our” or the “Corporation”) for use at the special meeting of the shareholders of the Corporation (the “Meeting”) to be held on Tuesday, the 26th day of January, 2016 at the hour of 10:00 a.m. (EST) at The Marshes Golf Club located at 320 Terry Fox Drive, Ottawa, Ontario, and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the Notice of Meeting.

All information in this Circular is presented as at December 11, 2015 unless otherwise indicated.

QUESTIONS AND ANSWERS ABOUT THE MEETING

The following are questions that you may have regarding the Meeting. These questions and answers are not meant to be a substitute for the information contained in the remainder of this Circular. You are urged to read this entire Circular, its schedule and the documents referred to in this Circular before making any decisions.

Q1.                            What am I voting on?

A1. You are being asked to vote on a special resolution (the full text of which is set out in Schedule “A” to this Circular) (the “Share Consolidation Resolution”) authorizing and approving the filing of Articles of Amendment to consolidate the issued and outstanding common shares of the Corporation on the basis set out under “Proposed Share Consolidation” below.

In addition, you may be asked to vote in respect of any other matters that may be properly brought before the Meeting.  As of the date of this Circular, management is not aware of any such other matters.

Q2.                            How does DragonWave’s Board recommend that I vote?

A2.                             DragonWave’s directors unanimously recommend that you VOTE FOR the Share Consolidation Resolution.

Q3.                            Who is soliciting my proxy?

A3.                             Management of DragonWave is soliciting your proxy for use at the Meeting. The solicitation of proxies for the Meeting will be made primarily by mail, and may be supplemented by telephone or other personal contact by the directors or officers of DragonWave or agents of DragonWave retained to assist in the solicitation of proxies. All costs of the solicitation of proxies by management of the Corporation, including the costs of any proxy solicitation agent that is retained by the Corporation, will be borne by the Corporation.

Q4.                            Where and when is the Meeting?

A4.                             The Meeting will take place at The Marshes Golf Club located at 320 Terry Fox Drive, Ottawa, Ontario, on Tuesday, January 26, 2016 at 10:00 a.m. (EST).

Q5.                            What is a quorum?

A5.                             The presence at the Meeting in person or by proxy of not less than two holders of at least twenty-five percent (25%) of the outstanding common shares in the capital of the Corporation (the “Common Shares”) will constitute a quorum. A quorum must be met in order to hold the Meeting and transact any business, including voting on proposals. Proxies marked as abstaining on any matter to be acted upon by shareholders and “broker non-votes”, as described below, will be treated as present for purposes of determining if a quorum is present at the Meeting.

Q6.                            What are broker non-votes?

A6.                             A broker non-vote occurs when a broker holding shares for a non-registered shareholder submits a proxy for the Meeting, but does not vote on a particular matter because the broker does not have discretionary voting power with respect to that particular matter and has not received voting instructions from the non-registered holder. Broker non-votes will be counted as shares present for the purpose of determining the presence of a quorum at the Meeting. We encourage you to provide instructions to your broker regarding the voting of your shares.

Q7.                            Who can vote at the Meeting?

A7.                             Each shareholder is entitled to one vote for each Common Share of DragonWave registered in his or her name as of 5:00 p.m. (EST) on December 11, 2015, the record date of the Meeting (the “Record Date”) for the purpose of determining holders of Common Shares entitled to receive notice of, attend and vote at the Meeting or any adjournment(s) or postponement(s) of the Meeting.

As of December 11, 2015, 75,487,650 Common Shares were issued and outstanding and entitled to be voted at the Meeting.

Q8.                            How do I vote if I am a REGISTERED shareholder?

A8.                             You may exercise your right to vote by attending and voting your Common Shares in person at the Meeting or by voting using any of the outlined methods on the form of proxy. Whether or not you plan to attend the Meeting you are encouraged to vote. If you have previously submitted a proxy and wish to vote at the Meeting, upon arriving at the Meeting, report to the desk of the Corporation’s registrar and transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”), to sign in and revoke any proxy previously submitted by you. Your participation in person in a vote at the Meeting will automatically revoke any proxy previously given.

To vote in person, you must be a registered shareholder. If your name appears on your share certificate, you are a registered shareholder. Registered shareholders who attend the Meeting are entitled to cast one vote for each DragonWave Common Share held by them as of the Record Date.

To vote by proxy, you must vote (i) by telephone, (ii) on the Internet, (iii) by mail, or (iv) by appointing another person to go to the meeting and vote your Common Shares for you. If you vote by proxy, your proxy form must be received by the Transfer Agent no later than 10:00 a.m. (EDT) on January 22, 2016. The Board of Directors has fixed 10:00 a.m. (EDT) on January 22, 2016, or 48 hours (excluding Saturdays, Sundays, and holidays) before the reconvening of the Meeting following an adjournment or the date of any postponed Meeting, as the time before which proxies to be used or acted upon at the Meeting, or any adjournment or postponement thereof, shall be deposited with the Transfer Agent, unless otherwise determined by the Chairman of the Meeting in his sole discretion.

To vote by telephone, call 1-866-732-8683 (toll free in Canada and the United States) or 1-312-588-4290 (International direct dial) from a touch-tone phone and follow the instructions. You will need your 15-digit control number. You will find this number on the information sheet attached to your proxy form.

To vote on the Internet, go to the Transfer Agent’s website at www.investorvote.com and follow the instructions. You will need your 15-digit control number. You will find this number on the information sheet attached to your proxy form.

To vote by mail, send your proxy to the Transfer Agent in the enclosed envelope (postage paid for shareholders in Canada and the United States). You may also vote by delivering your proxy by hand to the Transfer Agent at: Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario M5J 2Y1, Attention: Proxy Department.

To appoint another person to go to the Meeting and vote your shares for you, this person does not have to be a shareholder. Strike out the names that are printed on the form of proxy delivered to you and write the name of the person you are appointing in the space provided. Complete your voting instructions, date and sign the form and return it to the Transfer Agent as instructed. Make sure the person you appoint is aware that he or she has been appointed and attends the Meeting. At the Meeting, he or she should speak to a representative of the Transfer Agent upon arriving at the Meeting.

Q9.                            How do I vote if I am a NON-REGISTERED shareholder?

A9.                             If you are a non-registered shareholder, you should receive a voting instruction form with this Circular. Non-registered shareholders hold their Common Shares through intermediaries, such as banks, trust companies, securities dealers or brokers. If you are a non-registered shareholder, the intermediary holding your DragonWave shares may provide you with a signed form of proxy, in place of a voting instruction form, which you must complete by using one of the methods outlined in that form. The voting instruction form or the signed form of proxy provided by your intermediary will constitute voting instructions that the intermediary must follow and should be returned in accordance with the instructions set out in the applicable form to ensure your vote is counted at the Meeting. Your voting instruction form may allow you to provide your voting instructions (i) by telephone, (ii) on the Internet, (iii) by facsimile, or (iv) by mail.

If, as a non-registered shareholder, you wish to attend the Meeting and vote your Common Shares in person, or have another person attend and vote your Common Shares on your behalf, you should fill out your own name, or the name of your appointee, in the space provided in the voting instruction form or the signed form of proxy. An intermediary’s signed form of proxy will likely provide corresponding instructions to cast your vote in person. In either case, you should carefully read the instructions provided by the intermediary and contact the intermediary promptly if you need assistance.

A non-registered shareholder may revoke a proxy or voting instructions which have been previously given to an intermediary by written notice to the intermediary. In order to ensure that the intermediary acts upon a revocation, the written notice of revocation should be received by the intermediary well in advance of the Meeting.

Q10.                     What does it mean to appoint a proxyholder?

A10.                      Your proxyholder is the person that you appoint to cast your votes for you. Signing the form of proxy appoints Claude Haw, the Chair of the Board, or failing him, Peter Allen, the Chief Executive Officer of the Corporation, as your proxyholder to vote your Common Shares at the Meeting. You can choose anyone you want to be a proxyholder. A shareholder has the right to appoint a proxyholder (who is not required to be a shareholder) other than any person or company designated in the proxy, to attend and act on such shareholder’s behalf at the Meeting, either by inserting such other desired proxyholder’s name in the blank space provided on the proxy and deleting the names thereon, or by substituting another proper form of proxy. If you write the name of another person in the form of proxy, please ensure that the person that you have appointed will be attending the Meeting and is aware that he or she will be voting your Common Shares. If the proxyholder does not attend the Meeting, those votes will not be counted. Proxyholders should speak to a representative of the Transfer Agent upon arriving at the Meeting.

If you sign the form of proxy but leave the space blank, Claude Haw or Peter Allen will be authorized to act and vote for you at the Meeting. The form of proxy confers discretionary authority upon the proxyholder(s) named therein with respect to amendments or variations of matters identified in the Notice of Meeting or any adjournment or postponement of the Meeting or other matters which may properly come before the Meeting or any adjournment or postponement of the Meeting. As of the date of this Circular, management of the Corporation knows of no amendment or variation of the matters referred to in the Notice of Meeting or other business that will be presented to the Meeting.

Q11.                     How will my shares be voted if I give my proxy?

A11.                      On the form of proxy, you can indicate how you want your proxyholder to vote your Common Shares, or you can let your proxyholder decide for you. If you have specified on the proxy form how you want to vote on a particular issue (by marking VOTE FOR or VOTE AGAINST, as applicable), then your proxyholder must vote your Common Shares accordingly.

If you have not specified how to vote on a particular matter, then your proxyholder can vote your Common Shares as he or she sees fit. Unless otherwise specified, the proxyholders designated by management on the form of proxy shall vote your Common Shares as follows:

☒	FOR the Share Consolidation Resolution.

IN THE ABSENCE OF INSTRUCTIONS, THE DRAGONWAVE COMMON SHARES REPRESENTED BY A PROPERLY COMPLETED FORM OF PROXY WILL BE VOTED FOR THE SHARE CONSOLIDATION RESOLUTION AS INDICATED IN THIS CIRCULAR.

Q12.                     How do I revoke a proxy?

A12.                      In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy under subsection 148(4) of the Canada Business Corporations Act (the “CBCA”) by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing (or if the shareholder is a corporation, by an authorized officer or attorney of the corporation authorized in writing), either at DragonWave’s registered office (located at 411 Legget Drive, Suite 600, Ottawa, Ontario, Canada, K2K 3C9) at any time up to and including the close of business on the last business day preceding the day of the Meeting, or any adjournment or postponement of the Meeting, at which such proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement of the Meeting. Upon either of such deposits the proxy will be revoked. If the instrument of revocation is deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement of the Meeting, the instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such form of proxy.

Q13.                     What should I do with the enclosed Letter of Transmittal?

A13.                      If you are a registered shareholder, you have received, together with this Circular, a letter of transmittal on yellow paper (the “Letter of Transmittal”), to be used only in the event that the proposed Share Consolidation Resolution is approved by shareholders and the Share Consolidation is implemented by the Board of Directors.

The Letter of Transmittal contains complete instructions on how to exchange the share certificate(s) or DRS Advice, as applicable, representing your pre-consolidation Common Shares and receive a share certificate or DRS Advice, as applicable, representing your post-consolidation Common Shares. DO NOT COMPLETE OR RETURN THE LETTER OF TRANSMITTAL UNTIL THE SHARE CONSOLIDATION HAS BEEN MADE EFFECTIVE BY THE CORPORATION.

The implementation of the Share Consolidation will be publicly announced. Additional copies of the Letter of Transmittal may be obtained by contacting Computershare Investor Services Inc. at 1-800-564-6253 or by e-mail to corporateactions@computershare.com.

Non-registered shareholders should follow the instructions of their broker or other intermediary.

Q14.                     Who can help answer my other questions?

A14.                      If you have any additional questions about the Meeting, including the procedures for voting your Common Shares, or you would like additional copies, without charge, of this Circular, you should contact the Corporation’s head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario K2K 3C9, 613-599-9991. If your broker holds your Common Shares, you may also call your broker for additional information.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The Common Shares are the only class of shares of the Corporation authorized and, therefore, the only shares eligible to vote at the Meeting. As of the date of this Circular there are 75,487,650 Common Shares issued and outstanding.

To the knowledge of the directors and executive officers of the Corporation, as of the Record Date and the date of this Circular, no person or Corporation beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the votes attached to the outstanding Common Shares.

PROPOSED SHARE CONSOLIDATION

We are asking shareholders to authorize the Board of Directors to effect, in its discretion, a consolidation (or reverse stock split) of the outstanding Common Shares (the “Share Consolidation”), at a consolidation ratio of between 15-for-1 and 25-for-1, by filing Articles of Amendment to our Restated Articles of Incorporation, with the ratio to be selected and implemented by the Corporation’s Board of Directors, if at all, at any time prior to January 26, 2017, subject to the Board of Directors’ authority to decide not to proceed with the filing of the Articles of Amendment and the implementation of the Share Consolidation. The Share Consolidation remains subject to receipt of all necessary regulatory approvals, including approval of the Toronto Stock Exchange (the “TSX”).

The background to and reasons for the Share Consolidation, and certain risks associated with the Share Consolidation and related information, are described below.

Our Board of Directors may, in its discretion, elect to effect any ratio for the Share Consolidation falling within the aforementioned range of ratios upon receipt of shareholder approval and prior to the filing of Articles of Amendment.  Alternatively, the Board of Directors will retain the authority to determine in its discretion not to proceed with the Share Consolidation.  We believe that the availability of a range of Share Consolidation ratios will provide us with the flexibility to implement the Share Consolidation in a manner designed to maximize the anticipated benefits for our shareholders. In determining which precise Share Consolidation ratio within the aforementioned range of ratios to implement, if any, following the receipt of shareholder approval, the Board’s selection of the specific ratio will be based primarily on the price level of the Common Shares at that time and the expected stability of that price level. In addition, the Board may also consider, among other things, factors such as:

•                  our ability to continue listing the Common Shares on The Nasdaq Stock Market (“NASDAQ”);

•                  the historical trading prices and trading volume of the Common Shares;

•                  the then prevailing trading price and trading volume of the Common Shares and the anticipated impact of the Share Consolidation on the trading market(s) for the Common Shares;

•                  the outlook for the trading price of the Common Shares;

•                  threshold prices of brokerage houses or institutional investors that could impact their ability to invest or recommend investments in the Common Shares;

•                  the number of Common Shares issuable upon the exercise of outstanding warrants;

•                  the greatest overall reduction of our administrative costs; and

•                  prevailing general market and economic conditions.

No further action on the part of shareholders will be required in order for the Board to implement the Share Consolidation. If the Board does not implement the Share Consolidation before January 26, 2017, the authority granted by the Share Consolidation Resolution to implement the Share Consolidation on these terms will lapse and be of no further force or effect. The Share Consolidation Resolution will also authorize the Board to elect not to proceed with, and abandon, the Share Consolidation at any time if it determines, in its sole discretion, to do so. The Board would exercise this right if it determined that the Share Consolidation was no longer in the best interests of the Corporation and its shareholders.

It is the Board’s current intention to implement the Share Consolidation as soon as practicable following the Meeting, assuming the Share Consolidation Resolution is approved at the Meeting, subject to obtaining TSX approval.

No further approval or action by or prior notice to shareholders will be required in order for the Board to abandon the Share Consolidation.

At the close of business on December 11, 2015, the closing price of the Common Shares on the TSX was CAN$0.15 and the closing price of the Common Shares on the NASDAQ was US$0.11.  There were 75,487,650 issued and outstanding Common Shares on such date.

The following table sets out the approximate percentage reduction in the number of outstanding Common Shares and the approximate number of Common Shares that would be outstanding as a result of a Share Consolidation at the ratios indicated:

Proposed Consolidation Ratio	Approximate Percentage Reduction in Number of Outstanding	Approximate Number of Outstanding Common Shares (Post Consolidation)(1)
1 for 15	93%	5,032,510
1 for 20	95%	3,774,382
1 for 25	96%	3,019,506

NOTE:

(1)         Based on the number of Common Shares outstanding on December 11, 2015.

We do not expect the Share Consolidation itself to have any economic effect on shareholders, warrantholders or holders of stock options or other share based awards. However, securityholders should consult their own tax advisors with respect to the particular tax consequences of the Share Consolidation to such securityholder.

Background and Reasons for the Share Consolidation

Our Board of Directors is seeking authority to implement the Share Consolidation because it believes that the Share Consolidation is the only and possibly the last means and opportunity of avoiding a potential delisting of our Common Shares from NASDAQ, on which they are currently listed and quoted for trading in the United States.

Pursuant to the requirements of NASDAQ, to remain eligible for continued listing on NASDAQ, a security must have a bid price of at least US$1.00. On March 2, 2015, the Corporation received a letter from the NASDAQ Listing Qualifications Department indicating that the minimum closing bid price of the Common Shares had fallen below US$1.00 for 30 consecutive trading days, and therefore, the Corporation was not in compliance with NASDAQ Listing Rule 5450(a)(1) (the “Rule”). In accordance with NASDAQ Listing Rule 5810(c)(3)(A), the Corporation was provided a grace period of 180 calendar days, or until August 31, 2015, to regain compliance with the Rule. On August 28, 2015, the Corporation transferred the listing of its securities from The Nasdaq Global Select Market to The Nasdaq Capital Market and has been afforded an additional 180 calendar days, or until February 29, 2016, to regain compliance with the NASDAQ listing requirements.

We can regain compliance with the Rule if the bid price of our Common Shares closes at US$1.00 or higher for a minimum of ten consecutive business days during the grace period, although NASDAQ may, in its discretion, require us to maintain a minimum closing bid price of at least US$1.00 per share for a period in excess of ten consecutive business days before determining that we have demonstrated the ability to maintain long-term compliance with the Rule.

If we are unsuccessful in meeting the minimum bid requirement by February 29, 2016, NASDAQ will provide notice to us that our Common Shares will be subject to delisting from NASDAQ.  If we receive a delisting notification, we may appeal to the NASDAQ Listing Qualifications Panel.

In addition to the objective of avoiding delisting from the NASDAQ, we believe that the Share Consolidation could heighten the interest of the financial community in us and potentially broaden the pool of investors that may consider investing or be able to invest in us by increasing the trading price of our Common Shares.  It could also help to attract institutional investors who have internal policies that either prohibit them from purchasing stocks below a certain minimum price or tend to discourage individual brokers from recommending such stocks to their customers.

Certain Risk Factors Associated with the Share Consolidation

Reducing the number of issued and outstanding Common Shares through the Share Consolidation is intended, absent other factors, to increase the per share market price of the Common Shares; however, the market price of our Common Shares will also be based on our financial and operational results, our available capital and liquidity resources, the development of our product pipeline, market conditions, the market perception of our business and other factors, which are unrelated to the number of shares outstanding.  As a result, there can be no assurance that the market price of the Common Shares will in fact increase following the Share Consolidation or will not decrease in the future, or that the minimum closing bid price of the Common Shares will meet NASDAQ’s minimum bid price requirement.  Further, there can be no assurance that the Share Consolidation alone will guarantee the continued listing of the Common Shares on The Nasdaq Capital Market or that the Common Shares will not be delisted due to a failure to meet other continued listing requirements of NASDAQ.  In addition, in the future, the market price of the Common Shares following the Share Consolidation may not exceed or remain higher than the market price prior to the Share Consolidation and thus the total market capitalization of the Corporation’s Common Shares after the Share Consolidation may be lower than the total market capitalization before the Share Consolidation.

While we believe that a higher share price could help to attract institutional investors who have internal policies that either prohibit them from purchasing stocks below a certain minimum price or tend to discourage individual brokers from recommending such stocks to their customers, the Share Consolidation may not result in a share price that will attract institutional investors or that satisfy the investing guidelines of institutional investors.

If the Share Consolidation is effected and the market price of our Common Shares declines, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of the Share Consolidation.  In many cases, both the total market capitalization of a company and the market price of such company’s common shares following a share consolidation are lower than they were before the share consolidation. Furthermore, the liquidity of the Common Shares could be adversely affected by the reduced number of Common Shares that would be outstanding after the Share Consolidation.

The Share Consolidation will also result in some shareholders owning “odd lots” of less than 100 Common Shares on a post-consolidation basis, which may make it more difficult or more costly for shareholders to sell their Common Shares.

Effects of the Share Consolidation

If the Share Consolidation Resolution is approved by the shareholders, and the Board determines the consolidation ratio and that it is in the best interests of the Corporation to proceed with the Share Consolidation, the Corporation’s articles will be amended in accordance with the CBCA, upon which time the Share Consolidation will become effective. Concurrently, a new CUSIP/ISIN number will be assigned to the Common Shares.

If the Share Consolidation is approved and implemented, the principal effect will be to proportionately decrease the number of issued and outstanding Common Shares, based on the Share Consolidation ratio selected by the Board.  Except for any variances attributable to fractional shares, the change in the number of issued and outstanding common shares that will result from the Share Consolidation will cause no change in the capital attributable to the Common Shares and will not materially affect any shareholder’s percentage ownership in the Corporation, even though such ownership will be represented by a smaller number of Common Shares.

Our Common Shares are currently registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and we are subject to the periodic reporting and other requirements of the Exchange Act.  The Share Consolidation will not affect the registration of the Common Shares under the Exchange Act or the listing of the Common Shares on the TSX.  Following the Share Consolidation, except as described herein, the Common Shares will continue to be listed on NASDAQ and the TSX under the symbols “DWI” and “DRWI”, respectively, although the post-consolidation Common Shares will be considered a substituted listing with new CUSIP and ISIN numbers. Proportionate voting rights and other rights of the holders of the Common Shares will not be affected by the Share Consolidation, other than as a result of the treatment of fractional shares as described below.  For example, a holder of 2% of the voting power attached to the outstanding Common Shares immediately prior to the Share Consolidation Effective Date (as defined below) will generally continue to hold 2% of the voting power attached to the Common Shares immediately after the Share Consolidation Effective Date. The elimination of fractional interests will reduce the number of post-consolidation registered shareholders to the extent that there are registered shareholders holding Common Shares that are not in a multiple of 25 if, for illustrative purposes only, the Share Consolidation ratio is 25-for-1. This is not, however, the purpose for which we are proposing to effect the Share Consolidation.

If approved and implemented, the Share Consolidation may result in some shareholders owning “odd lots” of fewer than 100 Common Shares.  Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares.  The Board of Directors believes, however, that these potential effects are outweighed by the anticipated benefits of the Share Consolidation.

Beneficial (non-registered) shareholders holding their Common Shares through a nominee should note that such nominee may have different procedures for processing the Share Consolidation than those that will be put in place for registered shareholders.  If you hold your Common Shares with a nominee and if you have questions in this regard, you are encouraged to contact your nominee.

Effect of Share Consolidation on Convertible Securities

The exercise or conversion price and/or the number of Common Shares issuable under any outstanding convertible securities, including under outstanding stock options, warrants, rights and any other similar securities will be proportionately adjusted upon the implementation of the Share Consolidation, in accordance with the terms of such securities, based on the consolidation ratio selected by the Board.

Effect on Share Certificates

If the Share Consolidation is approved by shareholders and subsequently implemented, those registered shareholders who will hold at least one post-consolidation Common Share will be required to exchange their share certificates representing their old Common Shares for new share certificates representing the new post-consolidation Common Shares.

Letter of Transmittal

Registered shareholders have received, with this Circular, a Letter of Transmittal on yellow paper, which will be used to issue replacement share certificates to such shareholders in the event the Share Consolidation is implemented.

In the event the Share Consolidation is implemented, each registered shareholder will need to sign and complete the enclosed Letter of Transmittal following our announcement of the Share Consolidation Effective Date. Please keep the Letter of Transmittal in a safe place until the implementation of the Share Consolidation. The Letter of Transmittal contains instructions on how to surrender to the transfer agent the certificate(s) representing the registered shareholder’s Common Shares. The transfer agent will send to each registered shareholder who has sent the required documents a new share certificate or DRS Advice representing the number of new post-consolidation Common Shares to which the registered shareholder is entitled rounded down to the nearest whole number.  Until surrendered to the transfer agent, each share certificate representing Common Shares will be deemed for all purposes to represent the number of new post-consolidation Common Shares to which the registered shareholder is entitled as a result of the Share Consolidation, if any.

Beneficial (non-registered) shareholders should contact their intermediaries (securities brokers, dealers, banks, financial institutions, etc.) with respect to the Share Consolidation.

Until surrendered as contemplated herein, a registered shareholder’s old share certificate(s) shall be deemed as of and after the Share Consolidation Effective Date to represent the number of full Common Shares resulting from the Share Consolidation.

Any registered shareholder whose old certificate(s) have been lost, destroyed or stolen will be entitled to a replacement share certificate only after complying with the requirements that we and the transfer agent customarily apply in connection with lost, stolen or destroyed certificates.

The method chosen for delivery of share certificates and Letters of Transmittal to our registrar and transfer agent is the responsibility of the shareholder and neither Computershare nor we will have any liability in respect of share certificates and/or Letters of Transmittal which are not actually received by Computershare.

The implementation of the Share Consolidation will be publicly announced. Additional copies of the Letter of Transmittal can be obtained by contacting Computershare Investor Services Inc. at 1-800-564-6253 or by e-mail to corporateactions@computershare.com.

REGISTERED SHAREHOLDERS SHOULD NEITHER DESTROY NOR SUBMIT ANY SHARE CERTIFICATE UNTIL FOLLOWING THE ANNOUNCEMENT OF THE SHARE CONSOLIDATION EFFECTIVE DATE (IF ANY).

No Fractional Shares

No fractional Common Shares will be issued in connection with the Share Consolidation, if implemented, and if a shareholder would otherwise be entitled to receive a fractional Common Share upon the Share Consolidation, such fraction will be rounded down to the nearest whole number. After the Share Consolidation, then current registered shareholders will have no further interest in us with respect to their fractional Common Shares and such shareholders will not have any voting, dividend or other rights in respect of such fractional Common Shares.

No Dissent Rights

Under the CBCA, shareholders do not have dissent rights with respect to the proposed Share Consolidation.

Accounting Consequences

Following the Share Consolidation, net income or loss per share, and other per share amounts, will be increased in absolute terms because there will be fewer Common Shares issued and outstanding.  In future financial statements, net income or loss per share and other per share amounts for periods ending before the Share Consolidation will be recast to give retroactive effect to the Share Consolidation.

Approval of the Share Consolidation Resolution

The CBCA requires that any change in the number of shares of any class of shares of a corporation into a different number of shares of the same class must be approved by a special resolution of our shareholders, being a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution.  The text of the Special Resolution to be voted on at the Meeting by the shareholders is set out in Schedule “A” to this Circular.

If shareholders pass the resolution, and the Board determines to proceed with the Share Consolidation, the Share Consolidation will take effect on a date to be coordinated with the TSX and the NASDAQ and announced in advance by the Corporation. The effective date of the Share Consolidation will be the date of issuance of the Certificate of Amendment by the Director under the CBCA and such date is referred to as the “Share Consolidation Effective Date”.  On the Share Consolidation Effective Date, the Common Shares will be consolidated on the basis described above. The post-consolidation Common Shares are expected to trade on a consolidated basis on the TSX and the NASDAQ within two to three trading days following the Share Consolidation Effective Date.

Recommendation of the Board

The Board of Directors believes that the proposed Share Consolidation is in the best interests of the shareholders and the Corporation and therefore unanimously recommends that shareholders vote FOR the Share Consolidation Resolution.  It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote the proxy FOR the Share Consolidation Resolution.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No person or company, for which the Corporation is required under National Instrument 51-102 — Continuous Disclosure Obligations to disclose such information, has any material interest, direct or indirect, in any transaction completed in the three most recently completed financial years or the current financial year that has materially affected, or is reasonably expected to materially affect, the Corporation. The following item is not material to the Corporation and is only disclosed in the interest of providing full information about the Corporation.

Renaissance Repair and Supply

Renaissance Repair and Supply (“Renaissance”), a private company, provides repair services to the Corporation from its repair facility located in Kanata, Ontario. One of our directors, Cesar Cesaratto, is the Chairman of the board of directors of Renaissance. We believe that the repair services have been provided on terms that reflect fair market terms and payment provisions at the times that the repair services were provided and payment was made.

AUDITORS

EY LLP, Chartered Accountants, is the auditor of the Corporation. EY LLP was first appointed as auditor of the Corporation in 2000.

ADDITIONAL INFORMATION

Financial information regarding the Corporation may be found in the Corporation’s comparative consolidated financial statements and management’s discussion and analysis for the year ended February 28, 2015. Additional information regarding the Corporation may be found in the Corporation’s Annual Information Form for the year ended February 28, 2015 (the “AIF”). Copies of the AIF, this Circular (together with collateral material for the Meeting) and the Corporation’s financial statements and management’s discussion and analysis for the year ended February 28, 2015, may be found on SEDAR at www.sedar.com and otherwise may be obtained free of charge upon request from Investor Relations at the Corporation’s head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario K2K 3C9.

Additional information relating to the Corporation may also be found on SEDAR at www.sedar.com and at the Corporation’s website at www.dragonwaveinc.com.

APPROVAL OF BOARD OF DIRECTORS

The contents of this Circular and the sending thereof to each holder of Common Shares entitled to receive notice of and vote at the Meeting, to each director of the Corporation, to the auditor of the Corporation and to the appropriate governmental agencies have been approved by the directors of the Corporation.

DATED at Ottawa, Ontario, this 11th day of December, 2015.

Patrick Houston
Interim Chief Financial Officer

SCHEDULE “A”

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION THAT:

1.                                    the Restated Articles of Incorporation of the Corporation, be amended to change the number of issued and outstanding Common Shares of the Corporation by consolidating the issued and outstanding Common Shares of the Corporation on the basis of a consolidation ratio to be selected by the board of directors of the Corporation, in its sole discretion, provided that the ratio may be no larger than one new Common Share for each 25 existing Common Shares of the Corporation and no smaller than one new Common Share for each 15 existing Common Shares of the Corporation (the “Share Consolidation”), and in the event that the Share Consolidation would otherwise result in a holder of Common Shares of the Corporation holding a fraction of a Common Share, such holder shall not receive any whole new Common Shares for each such fraction, such amendment to become effective at a date in the future to be determined by the Board of Directors when the Board considers it to be in the best interests of the Corporation to implement such a share consolidation, but in any event not later than January 26, 2017, subject to approval of the Toronto Stock Exchange;

2.                                    any director or officer of the Corporation be, and each of them is hereby, authorized and directed for and in the name of and on behalf of the Corporation to execute and deliver or cause to be delivered Articles of Amendment to the Director under the Canada Business Corporations Act and to execute and deliver or cause to be delivered all documents and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this special resolution;

3.                                    the directors of the Corporation, in their sole and complete discretion, may act upon these resolutions to effect the Share Consolidation or if deemed appropriate and without any further approval from the shareholders of the Corporation, may choose not to act upon these resolutions notwithstanding shareholder approval of the Share Consolidation; and

4.                                    any one director or officer of the Corporation be, and each of them is hereby, authorized and directed for and in the name of and on behalf of the Corporation, to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.

S-1